Exhibit 99.1

2-1250 Waverley Street Winnipeg, Manitoba, Canada R3T 6C6 Phone: 204-487-7412 Fax: 204-488-9823

MEDICURE APPOINTS BRENT FAWKES TO BOARD OF DIRECTORS

WINNIPEG, CANADA – (January 22, 2013) Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF.PK), a specialty pharmaceutical company, today announced the appointment of Brent Fawkes CA, to the Board of Directors.

Mr. Fawkes is a Chartered Accountant with over 20 years of experience in accounting and finance.  Mr. Fawkes is currently the Vice President of Finance with Standard Aero Limited, one of the world’s largest independent providers of a variety of aerospace services serving a diverse array of customers in business and general aviation, airline, military, helicopter, components, energy and VIP completions markets.  In his current role, Mr. Fawkes is responsible for the oversight of the finance department including external reporting, budgeting and planning and treasury management.

About Medicure Inc.
Medicure is a specialty pharmaceutical company focused on the development and commercialization of novel small molecule therapeutics.  The primary focus of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT® (tirofiban HCl) for acute coronary syndromes in the United States, where it is sold through the Company’s US subsidiary, Medicure Pharma, Inc.  For more information on Medicure please visit www.medicure.com.

For more information, please contact:

Dawson Reimer
President & COO
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

To be added to Medicure’s e-mail list, please visit:
http://www.medicure.com/news.html

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